EXHIBIT 99.77

CONSENT OF GEOFFREY C. REED, B APP SC

CONSENT OF AUTHOR

                I hereby consent to the reliance in this registration statement on Form 40-F (“Registration Statement”) of Tasman Metals Ltd. (the “Company”) on my report dated January 20, 2011, entitled “Technical Report for Norra Karr REE - Zirconium Deposit”, which the Company has referred to as Document No. 99.76 under “Exhibit  – Technical Reports”, included in this Registration Statement.

   /s/ Geoffrey C. Reed
Geoffrey C. Reed, B App Sc
Senior Consulting Geologist
Runge Inc.  d.b.a Pincock, Allen and Holt

        3rd March 2011
Date